UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Waiver under SPA

As previously disclosed, on May 5, 2025, SEALSQ Corp (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement” or “SPA”) with several institutional investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 10,000,000 ordinary shares of the Company to the Investors at a purchase price of US$2.00 per Ordinary Share of the Company, in a registered direct offering. On May 22, 2025, the Investors agreed to waive the condition contained in Section 4.12(a) of the SPA prohibiting the Company from selling Ordinary Shares of the Company under an at-the-market offering facility (the “ATM Facility”) for a period of 10 days after the launch date of such ATM Facility.

Update on IC’ALPS Negotiations

The Company released a press release on May 22, 2025, regarding updates on negotiations with IC’ALPS. A copy of the press release is attached as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Exchange Act.

Exhibit
No.	Description

99.1	Press Release of SEALSQ Corp issued on May 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer